                                                                                                                                          Filed by
GTECH S.p.A.
                                                                pursuant to Rule 425 under the Securities Act of 1933
                                                                               and deemed to be filed pursuant to Rule 14a-12
                                         under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
                                                     Filer’s SEC File No.: 333-146050
                                                                         Date: August 1, 2014

These Q&As were made available to GTECH employees on an internal website of the company on August 1, 2014.

GTECH/IGT Merger
Frequently Asked Questions

Business-Related

1.	What is the strategic rationale for this acquisition?

The merger combines GTECH, the number one global lottery business, with IGT, the number one global gaming equipment manufacturer, into one company.

The transaction creates the world’s leading end-to-end gaming company, uniquely positioned to capitalize on opportunities created by the ongoing convergence across global gaming market segments.

GTECH’s leading position in lottery products, services, and game content, as well as gaming operations, including the design, manufacturing, and operation of gaming machines, systems and software, complement IGT’s expertise in the design, manufacturing, and operation of slot machines, system technology, and online and social gaming.

The merger will bring together best-in-class content, equipment, and platforms under one company. Customers will benefit from the combined companies’ greater scale and geographic diversity. The merger will provide greater ability to invest in R&D to improve player experiences and benefit government and business clients.

2.	How will the new business be structured?

GTECH and IGT will combine under a newly formed holding company organized in the United Kingdom. The new holding company will maintain operating headquarters in Providence, Las Vegas, and Rome.

3.	Why was the U.K. chosen as the location for the new holding company?

The U.K. was selected for a number of reasons, including the regulatory requirement to be headquartered in a European Union country. Given the geographic spread of GTECH’s activities between the U.S. and Europe, the U.K. represents a strategic location for the Company’s corporate headquarters. GTECH and IGT have significant operations in the U.K. with approximately 500 employees combined. In addition, most of our banking relationships will be managed out of London and there are tax advantages to locate in the U.K.

4.	What will the combined new organization structure look like?

The organizational operating structure is under review to determine the most efficient and effective model. A business Integration Team will be formed and will work on planning an integrated organization that will be announced prior to the transaction close.

5.	What will happen to the GTECH name?

Both companies have gone through a re-branding process relatively recently. Each has significant brand equity. A review will be conducted to determine how best to capture that brand equity including a determination of the name of the company. The outcome of that process will be communicated over the coming months.

6.	Who will lead the new business?

We expect the leadership structure for GTECH to remain unchanged while the merger is completed, other than any changes that could occur through the normal course of business.

Once completed, the initial board of directors of the holding company will be comprised of 13 directors, including Marco Sala,  who will serve as the Chief Executive Officer of the combined entity; five directors to be appointed by IGT from IGT’s existing board of directors, including Phil Satre, IGT’s Chairman, who will serve as Chairman, Patti Hart, IGT’s current Chief Executive Officer, who will serve as a Vice-Chairman, and three additional independent directors; one independent director to be mutually agreed by IGT and GTECH; and six directors to be appointed by De Agostini, at least four of whom will be independent and one of whom will serve as a Vice-Chairman.

7.	How will the merger affect GTECH’s current customers?

Before the merger is completed, GTECH’s day-to-day operations will continue as normal and the Company will maintain its Customer First focus. Meeting our customers’ needs continues to be GTECH’s number one priority.  We will continue to offer the same high level of customer service and support now and beyond the completion of the merger.

8.	When will this happen?

A number of legal, regulatory, shareholder, and business approvals on a global scale need to be obtained in order to finalize this merger. Should these be successful, the merger is expected to be completed during the first half of 2015.

Employee-Related

9.	What impact will these changes have on our employees?

GTECH employees will experience business as usual until the merger is completed; employees will not see any changes to their roles and responsibilities. However, it is reasonable to expect some changes as a result of the integration of IGT’s workforce once the merger is complete. These changes are yet to be determined and will be communicated as soon as more is known.

10.	Will GTECH’s compensation and benefit programs change?

In the short term, we will continue to offer our existing compensation and benefit programs. As a part of our integration efforts, we will look at our compensation and benefits programs to ensure competitiveness for the newly combined businesses.

11.	Will there be any opportunity to transfer to other locations?

Once the merger is finalized, we will continue to encourage employees to consider internal career development opportunities that may be of interest to them; including those that may offer relocation options. The business, once merged, is likely to afford an enhanced set of opportunities for employees to consider, and may include locations where GTECH does not currently have operations.

12.	How will Human Resources policies and procedures be impacted?

GTECH employees will experience business as usual until the merger is completed.  Following the merger, GTECH will review all policies and procedures, and make efforts to ensure they are consistent.

13.	What will happen to contractors or temporary employees?

GTECH contractors and temporary employees will experience business as usual until the merger is completed. However, it is reasonable to expect some changes as a result of the integration of IGT’s workforce once the merger is complete. These changes are yet to be determined and will be communicated as soon as more is known.

By Location & Role

14.	Do we plan to continue manufacturing in Moncton, or will it be moving to another location?

We will conduct an assessment of all manufacturing capabilities within GTECH and IGT to determine the best approach from a business and customer service perspective. It should be noted that manufacturing and related activities is an area in which we expect to gain some synergies.

15.	Will employees at the Las Vegas office have to move?

We will review our office locations within GTECH and IGT to determine the best approach from an employee, business, and customer service perspective.

16.	What will happen to GTECH’s casino game development teams?

GTECH employees will experience business as usual until the merger is completed; development teams will not see any changes to their roles and responsibilities other than through the normal course of business. However, it is reasonable to expect some changes as a result of the integration of GTECH’s and IGT’s workforce once the merger is complete. These changes are yet to be determined, and will be communicated as soon as more is known.  It should be noted that one of the complementary aspects of the merger is that IGT outsources a good deal of its game development. A review will be conducted to determine if those outsourced activities could be in-sourced to GTECH resources.

Getting more information

17.	How does GTECH intend to communicate with all employees in the future?

GTECH has a number of ways to help employees stay informed about this topic.
·  The GTECH microsite (http://thenewgtech.gtk.gtech.com) includes a section dedicated to the latest news around the IGT merger.
·  Regular email updates, with copies of press releases as they are issued, will be shared with all employees.
·  Facts and updates will be regularly provided to managers and HR Business Partners so they can update their teams directly.
·  GTECH’s News at Your Fingertips employee newsletter will feature updates as they become available.

18.	How can employees have their questions answered?

If you have specific questions, you have a few options:
·  Ask your supervisor and/or Human Resources Business Partner.
·  Through the microsite, employees may submit questions to Ask the Senior Staff and Ask the Board of Directors. Frequently asked questions will be answered in upcoming editions of the
GTECH News at Your Fingertips employee newsletter.

19.	How should we handle local media inquiries or if a reporter calls for comment?

According to our Code of Conduct, only certain designated spokespeople are permitted to speak with the media. If you are approached by someone who identifies themselves as a member of the media, please respectfully refer them to GTECH’s Public Affairs team. The 24-hour media line number is +1-401-392-7452. In Italy, the media contact is Simone Cantagallo; for all other regions, it is Bob Vincent.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CONTACTS:

Robert K. Vincent
GTECH S.p.A.
Corporate Communications
T: (401) 392 7452

Simone Cantagallo
GTECH S.p.A.
Media Communications
T. (+39) 06 51899030